Exhibit 12.1
CoStar Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30, 2017
			Years Ended December 31,
			2016		2015		2014		2013		2012
Earnings available for fixed charges:
Net income	$22,184		$85,071		$-3,465		$44,869		$29,734		$9,915
Income tax expense	3,611		51,591		6,046		26,044		17,803		13,219
Fixed charges excluding capitalized interest	7,545		17,349		16,554		16,881		12,219		9,672
Total earnings available for fixed charges	33,340		154,011		19,125		87,794		59,756		32,806
Fixed charges:
Interest expense	2,693		10,016		9,411		10,481		6,943		4,832
Rent deemed interest	4,852		7,333		7,133		6,400		5,276		4,840
Total fixed charges	7,545		17,349		16,544		16,881		12,219		9,672
Ratio of earnings to fixed charges	4.4	x	8.9	x	1.2	x	5.2	x	4.9	x	3.4	x